UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERLAND, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458726 10 6

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

SCHEDULE  13G

CUSIP No. 458726 10 6	Page 2 of 5 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): Waldemar Fernandez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /_/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,272,523 [1]
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 9,272,523 [1]
8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,272,523 [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.75%
12.	TYPE OF REPORTING PERSON* IN

Item 1.	(a)	Name of Issuer:
Interland, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
303 Peachtree Center Avenue Suite 500 Atlanta, GA 30303
Item 2.	(a)	Person Filing:
Waldemar Fernandez
	(b)	Address of Principal Business Office:
6268 Jericho Turnpike Commack, NY 11725
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
458726 10 6

Item 3.	N/A

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:	9,272,523[1]
	(b)	Percent of Class:	19.75%

Number of shares as to which reporting person has:
(c)
(i)	Sole Voting Power:	9,272,523[1]
(ii)	Sole voting power:	0
(iii)	Sole dispositive power:	9,272,523[1]
(iv)	Shared dispositive power:	0

Item 5.	N/A

Item 6.	N/A

Item 7.	N/A

Item 8.	N/A

Item 9.	N/A

Item 10.	N/A

1 Includes 270,000 shares subject to exercisable options, 6,936,000 shares owned by a family limited partnership of which Mr. Fernandez serves as general partner and 83,399 shares held by a trust for the benefit of Mr. Fernandez and certain members of his family. Does not include an aggregate of 216,000 shares owned by Mr. Fernandez’s daughter, with respect to which Mr. Fernandez disclaims beneficial ownership.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001 (Date)

/s/ Waldemar Fernandez (Signature)

Waldemar Fernandez (name/title)